Exhibit 99.3

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2015 and 2014

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	March 31, 2015 (Unaudited)		December 31, 2014 (Audited)		March 31, 2014 (Unaudited)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$30,801	7	$23,560	5	$18,986	5
Financial assets at fair value through profit or loss	—	—	1	—	—	—
Available-for-sale financial assets	—	—	—	—	—	—
Held-to-maturity financial assets	2,754	1	3,457	1	4,313	1
Trade notes and accounts receivable, net	27,606	6	26,228	6	22,988	5
Accounts receivable from related parties	61	—	81	—	62	—
Inventories	6,877	1	7,097	2	8,944	2
Prepayments	5,809	1	2,444	—	5,351	1
Other current monetary assets	2,893	1	3,325	1	4,621	1
Other current assets	2,917	1	3,219	1	4,012	1

Total current assets	79,718	18	69,412	16	69,277	16

NONCURRENT ASSETS
Available-for-sale financial assets	6,681	1	6,281	1	5,232	1
Held-to-maturity financial assets	4,026	1	4,028	1	6,796	1
Investments accounted for using equity method	3,036	1	2,750	1	2,556	1
Property, plant and equipment	298,417	66	302,650	68	299,084	67
Investment properties	7,670	2	7,621	2	8,014	2
Intangible assets	42,129	9	42,825	9	44,134	10
Deferred income tax assets	1,874	—	1,826	—	1,713	—
Prepayments	3,523	1	3,504	1	3,590	1
Other noncurrent assets	5,402	1	5,601	1	5,059	1

Total noncurrent assets	372,758	82	377,086	84	376,178	84

TOTAL	$452,476	100	$446,498	100	$445,455	100

	March 31, 2015 (Unaudited)		December 31, 2014 (Audited)		March 31, 2014 (Unaudited)
	Amount	%	Amount	%	Amount	%

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	$560	—	$564	—	$304	—
Financial liabilities at fair value through profit or loss	—	—	—	—	1	—
Hedging derivative liabilities	—	—	—	—	—	—
Trade notes and accounts payable	14,875	3	18,519	4	12,355	3
Payables to related parties	256	—	408	—	503	—
Current tax liabilities	10,139	2	6,982	2	9,241	2
Other payables	21,180	5	24,335	6	22,331	5
Provisions	211	—	179	—	143	—
Advance receipts	9,544	2	9,913	2	9,394	2
Current portion of long-term loans	—	—	—	—	300	—
Other current liabilities	1,486	1	1,619	—	1,603	—

Total current liabilities	58,251	13	62,519	14	56,175	12

NONCURRENT LIABILITIES
Long-term loans	1,850	—	1,900	—	1,400	1
Deferred income taxes liabilities	124	—	132	—	101	—
Provisions	86	—	93	—	119	—
Customers’ deposits	4,639	1	4,759	1	4,755	1
Net defined benefit liabilities	6,570	2	6,470	2	5,582	1
Deferred revenue	3,717	1	3,398	1	3,615	1
Other noncurrent liabilities	1,589	—	1,515	—	1,355	—

Total noncurrent liabilities	18,575	4	18,267	4	16,927	4

Total liabilities	76,826	17	80,786	18	73,102	16

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stock	77,574	17	77,574	18	77,574	17
Additional paid-in capital	146,747	33	146,720	33	163,294	37
Retained earnings
Legal reserve	76,893	17	76,893	17	74,819	17
Special reserve	2,820	1	2,820	1	2,676	1
Unappropriated earnings	65,253	14	55,895	12	49,368	11

Total retained earnings	144,966	32	135,608	30	126,863	29

Other adjustments	1,288	—	886	—	(372)	—

Total equity attributable to stockholders of the parent	370,575	82	360,788	81	367,359	83

NONCONTROLLING INTERESTS	5,075	1	4,924	1	4,994	1

Total equity	375,650	83	365,712	82	372,353	84

TOTAL	$452,476	100	$446,498	100	$445,455	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2015 (Unaudited)		2014 (Unaudited)
	Amount	%	Amount	%

REVENUES	$56,473	100	$55,050	100

OPERATING COSTS	36,696	65	35,000	64

GROSS PROFIT	19,777	35	20,050	36

OPERATING EXPENSES
Marketing	5,983	11	6,168	11
General and administrative	1,145	2	1,083	2
Research and development	835	1	894	2

Total operating expenses	7,963	14	8,145	15

OTHER INCOME AND EXPENSES	(29)	—	(9)	—

INCOME FROM OPERATIONS	11,785	21	11,896	21

NON-OPERATING INCOME AND EXPENSES
Interest income	67	—	59	—
Other revenue	253	—	253	1
Other gains and losses	125	—	(33)	—
Interest expenses	(9)	—	(9)	—
Share of the profit of associates and joint ventures accounted for using equity method	284	1	161	—

Total non-operating income and expenses	720	1	431	1

INCOME BEFORE INCOME TAX	12,505	22	12,327	22

INCOME TAX EXPENSE	3,023	5	2,903	5

NET INCOME	9,482	17	9,424	17

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Share of remeasurements of defined benefit pension plans of associates	—	—	—	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(29)	—	14	—
Unrealized gain (loss) on available-for-sale financial assets	428	—	(260)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2015 (Unaudited)		2014 (Unaudited)
	Amount	%	Amount	%
Cash flow hedges	$—	—	$—	—
Income tax relating to items that may be reclassified subsequently	(3)	—	1	—
Share of exchange differences arising from the translation of the foreign operations of associates	1	—	8	—

	397	—	(237)	—

Total other comprehensive income (loss), net	397	—	(237)	—

TOTAL COMPREHENSIVE INCOME	$9,879	17	$9,187	17

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,358	17	$9,293	17
Noncontrolling interests	124	—	131	—

	$9,482	17	$9,424	17

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,760	17	$9,065	17
Noncontrolling interests	119	—	122	—

	$9,879	17	$9,187	17

EARNINGS PER SHARE
Basic	$1.21		$1.20

Diluted	$1.20		$1.20

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments				Total Equity Attributable to Stockholders’ Equity	Noncontrolling Interests	Total Equity
			Retained Earnings				Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets	Cash Flow Hedges	Total Other Adjustments
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings

BALANCE, JANUARY 1, 2014	$77,574	$163,294	$74,819	$2,676	$40,075	$117,570	$6	$(150)	$—	$(144)	$358,294	$4,846	$363,140

Net income for the three months ended March 31, 2014	—	—	—	—	9,293	9,293	—	—	—	—	9,293	131	9,424

Other comprehensive loss for the three months ended March 31, 2014	—	—	—	—	—	—	26	(254)	—	(228)	(228)	(9)	(237)

Total comprehensive income for the three months ended March 31, 2014	—	—	—	—	9,293	9,293	26	(254)	—	(228)	9,065	122	9,187

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	26	26

BALANCE, MARCH 31, 2014	$77,574	$163,294	$74,819	$2,676	$49,368	$126,863	$32	$(404)	$—	$(372)	$367,359	$4,994	$372,353

BALANCE, JANUARY 1, 2015	$77,574	$146,720	$76,893	$2,820	$55,895	$135,608	$146	$740	$—	$886	$360,788	$4,924	$365,712

Partial disposal of interests in subsidiaries	—	27	—	—	—	—	—	—	—	—	27	18	45

Net income for the three months ended March 31, 2015	—	—	—	—	9,358	9,358	—	—	—	—	9,358	124	9,482

Other comprehensive income for the three months ended March 31, 2015	—	—	—	—	—	—	(21)	423	—	402	402	(5)	397

Total comprehensive income for the three months ended March 31, 2015	—	—	—	—	9,358	9,358	(21)	423	—	402	9,760	119	9,879

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	14	14

BALANCE, MARCH 31, 2015	$77,574	$146,747	$76,893	$2,820	$65,253	$144,966	$125	$1,163	$—	$1,288	$370,575	$5,075	$375,650

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

	Three Months Ended March 31
	2015 (Unaudited)	2014 (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$12,505	$12,327
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	7,784	8,044
Amortization	770	323
Provision for doubtful accounts	180	51
Interest expenses	9	9
Interest income	(67)	(59)
Compensation cost of employee share options	14	26
Share of the profit of associates and joint ventures accounted for using equity method	(284)	(161)
Impairment loss on available-for-sale financial assets	26	1
Provision for inventory and obsolescence	53	157
Gain on disposal of financial instruments	—	(16)
Loss on disposal of property, plant and equipment	29	9
Loss on disposal of intangible assets	—	—
Valuation loss on financial instruments at fair value through profit or loss, net	—	1
(Loss) Gain on disposal of investments accounted for by using equity method	(5)	2
Gain on foreign exchange	(114)	(72)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	1	—
Trade notes and accounts receivable	(1,545)	(132)
Receivables from related parties	20	7
Inventories	166	(1,253)
Other current monetary assets	292	(73)
Prepayments	(3,383)	(3,109)
Other current assets	303	(63)
Increase (decrease) in:
Trade notes and accounts payable	(3,623)	(3,192)
Payables to related parties	(152)	(54)
Other payables	(1,206)	(3,078)
Provisions	25	10
Advance receipts	(369)	(69)
Other current liabilities	(128)	3
Deferred revenue	319	(86)
Net defined benefit liabilities	100	99

Cash generated from operations	11,720	9,652

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

	Three Months Ended March 31
	2015 (Unaudited)	2014 (Unaudited)
Interest paid	$(9)	$(9)
Income tax refunded (paid)	73	(27)

Net cash provided by operating activities	11,784	9,616

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	—	(27)
Proceeds from disposal of available-for-sale financial assets	1	44
Acquisition of time deposits and negotiable certificate of deposits with maturities of more than three months	(1)	(231)
Proceeds from disposal of time deposits and negotiable certificate of deposits with maturities of more than three months	136	322
Proceeds from disposal of held-to-maturity financial assets	700	650
Acquisition of investments accounted for using equity method	—	(50)
Proceeds from disposal of investments accounted for using equity method	11	—
Acquisition of property, plant and equipment	(5,532)	(5,768)
Proceeds from disposal of property, plant and equipment	—	5
Acquisition of intangible assets	(75)	(58)
Decrease (increase) in other noncurrent assets	239	(188)
Interest received	69	61

Net cash used in investing activities	(4,452)	(5,240)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	1,050	50
Repayment of short-term loans	(1,054)	—
Repayment of long-term loans	(50)	—
Decrease in customers’ deposits	(123)	(78)
Increase in other noncurrent liabilities	74	18
Partial disposal of interests in subsidiaries without losing control	45	—

Net cash used in financing activities	(58)	(10)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(33)	35

NET INCREASE IN CASH AND CASH EQUIVALENTS	7,241	4,401

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	23,560	14,585

CASH AND CASH EQUIVALENTS, END OF PERIOD	$30,801	$18,986

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of March 31, 2015 and 2014, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2015 and 2014 in accordance with the International Financial Reporting Standards, International Accounting Standard and International Financial Reporting Interpretations Committee, as issued by the International Accounting Standard Board (collectively, “IFRSs”). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under IFRSs.